UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-37678

SPI Energy Co., Ltd.

(Exact name of registrant as specified in its charter)

Suite 2703, 27/F, China Resources Building

26 Harbour Road, Wan Chai

Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SPI Energy Co., Ltd.

As previously reported on January 13, 2017, the Company received a letter from Nasdaq stating that the Company was not in compliance with Nasdaq listing rules because the Company had not submitted on a Form 6-K an interim balance sheet and income statement for the six-month period ended June 30, 2016. In the letter, Nasdaq requested that the Company submit a plan to regain compliance with Nasdaq listing rules within 60 days.

As previously reported on March 20, 2017, the Company submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules and Nasdaq granted an exception to enable the Company to regain compliance, under the condition that the Company must submit its interim balance sheet and income statement for the six-month period ended June 30, 2016 on or before May 15, 2017.

The Company hereby furnishes its Unaudited Condensed Consolidated Statements of Consolidated Balance Sheets and Unaudited Condensed Consolidated Statements of Operations for the six-month period ended June 30, 2016 (the “Interim Report”)  as attached in Exhibit 99.1 to this Form 6-K. Upon filing of this Form 6-K, the Company anticipates that it will regain compliance with relevant Nasdaq listing rules solely with respect to its failure to file its Interim Report.

The Company’s Interim Report is prepared and presented in accordance with U.S. GAAP. However, they have not been audited or reviewed by the Company’s independent registered accounting firm. During the course of preparing the Interim Report, the Company noted various significant outstanding and uncertain matters, including but not limited to, its liquidity and ability to continue as a going concern, contingent liabilities arising from litigations, suspected related party transactions and unusual transactions and compliance with laws and regulations. The Company has formulated certain liquidity plan as previously disclosed on its 2015 annual report on Form 20-F. However, the Company cannot assure you that it will be able to successfully execute its liquidity plan. The level of liquidity that the Company needs may be greater than the Company currently anticipates as a result of both general industry and market factors and Company-specific factors, such as global economic slowdown, continued downturn in the global PV market, changes in the regulatory and business environments, and the ongoing dispute with the Company’s investors regarding its Solarbao investment programs. All of these and other factors and occurrences may increase the Company’s cash requirements and make the Company unable to satisfy its liquidity requirements and the Company may, as a result, be unable to continue as a going concern.

The Company is preparing and finalizing the consolidated financial statements as of and for the year ended December 31, 2016. Further evidences obtained subsequently during the finalizing process may provide additional information, which may cause the Interim Report to be adjusted accordingly. In addition, accounting estimates and assumptions made in preparing the Company’s consolidated financial statements as of and for the year ended December 31, 2016 may differ from that used in the Interim Report due to the differences in reporting periods and changes in the Company’s financial conditions during those periods. As a result, the Company cannot assure you that its consolidated financial statements as of and for the year ended December 31, 2016 will not contain significant difference, adjustment or discrepancies from its Interim Report. The Company’s historical results do not necessarily indicate results expected for any future periods.

Cautionary Note about Forward-looking Statements. This Form 6-K contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements are based upon information available to the Company as of the date of this Form 6-K, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPI Energy Co., Ltd.

Date: May 15, 2017	By:	/s/ Tairan Guo
Name: Tairan Guo
Title: Chief Financial Officer

[Signature Page to Form 6-K]

EXHIBIT INDEX

Exhibit Number	Description

99.1

SPI Energy Co., Ltd. Unaudited Condensed Consolidated Statements of Consolidated Balance Sheets and Unaudited Condensed Consolidated Statements of Operations for the six-month period ended June 30, 2016.